UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Trade Street Residential, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89255N203

(CUSIP Number)

James J. Sebra

Independence Realty Trust, Inc.

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104

(215) 243-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89255N203

1.	Name of reporting persons Independence Realty Trust, Inc. (“IRT”)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) CO

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D filed on May 21, 2015 (the “Original Schedule 13D”) and relates to the common stock, par value $0.01 per share (“Issuer Common Stock”), of Trade Street Residential, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is c/o Independence Realty Trust ,Inc., 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104. This Amendment No. 1 is being filed solely to amend the facing pages, Item 1, Item 4, Item 5, Item 6 and Item 7, as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. See Item 4 below for a description of the transaction whereby the Issuer merged into a subsidiary of IRT and the Issuer Common Stock was converted into the right to receive cash and common stock of IRT.

Item 2.	Identity and Background

Annex I of the Original Schedule 13D is amended and restated in the manner attached as Annex I to this Amendment No. 1.

Item 4.	Purpose of Transaction

Items 4(a), (b), (d), (g), (h) and (i) of the Original Schedule 13D are hereby amended and restated as follows:

(a) – (b)

This statement is being filed in connection with the Voting Agreements among IRT and the Stockholders. On May 11, 2015, IRT, Independence Realty Operating Partnership, L.P., a Delaware limited partnership and a subsidiary of IRT (“IRT OP”), IRT Limited Partner, LLC, a Delaware limited liability company and wholly-owned subsidiary of IRT (“IRT LP LLC”), and Adventure Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of IRT OP (“OP Merger Sub” and, collectively with IRT, IRT OP and IRT LP LLC, the “IRT Buyer Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Issuer and Trade Street Operating Partnership, L.P. (the “Operating Partnership”). On September 11, 2015, as previously disclosed, the IRT Buyer Parties, the Issuer and the Operating Partnership entered into Amendment No. 1 to the Merger Agreement (the “Amendment”). The Amendment provides for certain adjustments to the Merger Agreement resulting from IRT’s entry into a Contribution and Exchange Agreement on September 11, 2015 with Michael D. Baumann and Heidi Baumann, the sole third party holder of units of limited partnership interest of the Operating Partnership, as previously disclosed.

On September 17, 2015, the Issuer completed the previously announced Merger. Pursuant to the terms of the Merger Agreement, (i) OP Merger Sub was merged with and into the Operating Partnership (the “Partnership Merger”) at the effective time of the Partnership Merger, whereupon the separate existence of the OP Merger Sub ceased and the Operating Partnership became the surviving entity and wholly-owned subsidiary of IRT OP and (ii) Issuer was merged with and into IRT LP LLC (the “Company Merger” and, collectively with the Partnership Merger, the “Merger”) at the effective time of the Company Merger (the “Company Merger Effective Time”), whereupon the separate existence of Issuer ceased and IRT LP LLC became the surviving entity and a wholly-owned subsidiary of IRT.

At the Company Merger Effective Time, each share of common stock of Issuer, par value $0.01 per share (the “Issuer Common Stock”), issued and outstanding immediately prior to the Company Merger Effective Time was converted automatically into the right to receive (a) $3.80 in cash and (b) 0.4108 shares of common stock of IRT, par value $0.01 per share, plus cash in lieu of fractional shares.

The description of the Merger Agreement and the Merger contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 1 to the Original Schedule 13D and incorporated herein by reference. The description of the Amendment contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached as Exhibit 5 hereto and incorporated herein by reference.

As noted in Item 3 of the Original Schedule 13D, as an inducement to IRT to enter into the Merger Agreement, each Stockholder executed a Voting Agreement pursuant to which such Stockholder agreed (among other things) until the Expiration Date (as defined below) and at every meeting of the stockholders of the Issuer called with respect to the following matters to (including via proxy), (i) appear at such stockholders’ meeting or otherwise cause the Subject Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote, or cause to be voted, the Subject Shares: (a) in favor of the adoption and approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (including any amendments or modifications of the terms thereof adopted in accordance with the terms thereof), (b) in favor of any other matter that is reasonably required to facilitate the consummation of the Merger and the other transactions, (c) in favor of any proposal to adjourn a stockholders’ meeting to solicit additional proxies in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and (d) against (I) any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or of the Stockholder contained in the Voting Agreement, (II) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger not being fulfilled, and (III) any Company Takeover Proposal (as defined in the Merger Agreement) or any other action, agreement or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, be inconsistent with, delay, postpone, discourage or adversely affect consummation of the transactions contemplated by the Merger Agreement, in each case to the extent that the stockholders of the Issuer are entitled to consider and vote on such matters(s) at a stockholders’ meeting. Each Stockholder was not required to vote its Subject Shares as described above if (i) the board of directors of the Issuer changed its recommendation to its stockholders to approve the Merger Agreement or recommended that its stockholder enter into a transaction with another party or (ii) the Merger Agreement was amended or proposed to be amended in any manner that is materially adverse to the Stockholder (an “Adverse Amendment”).

In addition, the Stockholders agreed, subject to certain exceptions, to refrain from (i) transferring or otherwise disposing of any Subject Shares, (ii) depositing any Subject Shares into a voting trust or entering into a voting agreement or arrangement with respect to such Subject Shares or granting any proxy (except as otherwise provided in the Voting Agreements) or powers of attorney with respect thereto or (iii) committing or agreeing to take any of the foregoing actions. IRT, and such designees as it may name, was appointed as each Stockholder’s true and lawful attorney-in-fact and irrevocable proxy to vote such Subject Shares for the limited purposes set forth above.

The description of the Voting Agreements contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of each Voting Agreement, copies of which are attached as Exhibits 2-4 hereto and incorporated herein by reference.

As a result of the completion of the Merger, the Voting Agreements terminated in accordance with their terms as of the Effective Time (as defined in the Merger Agreement) on September 17, 2015.

(d) The directors and officers of the Issuer resigned on September 17, 2015 in accordance with the Merger Agreement.

(g) Issuer ceased to exist upon the completion of the Merger on September 17, 2015.

(h)-(i) The Issuer Common Stock was delisted from the NASDAQ Stock Market on September 17, 2015 and the Issuer Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

Item 5.	Interest in Securities of the Issuer

Item 5(e) of the Original Schedule 13D is hereby amended and restated as follows:

As a result of the Merger, the Voting Agreements terminated in accordance with their terms on September 17, 2015, and Issuer ceased to exist as a separate entity. As of the Company Merger Effective Time, IRT no longer beneficially owned any shares of Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

As a result of the completion of the Merger, the Voting Agreements terminated in accordance with their terms on September 17, 2015.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by including the following at the end thereof:

5.	Amendment No. 1, dated as of September 11, 2015, to Agreement and Plan of Merger, dated as of May 11, 2015, by and among Independence Realty Trust, Inc., Independence Realty Operating Partnership, LP, Adventure Merger Sub LLC, IRT Limited Partner, LLC, Trade Street Residential, Inc. and Trade Street Operating Partnership, LP (incorporated by reference to Exhibit 2.1 to IRT’s Current Report on Form 8-K filed with the SEC on September 11, 2015).

[Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2015	Independence Realty Trust, Inc.

	By:	/s/ James J. Sebra
	Name:	James J. Sebra
	Title:	Chief Financial Officer and Treasurer

Annex I

Information Concerning Executive Officers and Directors

of Independence Realty Trust, Inc.

The current corporate officers and directors of IRT are listed below. The current business address of each person is Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104, and the current phone number is (215) 243-9000. Unless otherwise noted, each of the individuals listed below is, to IRT’s knowledge, a United States citizen.

1. Officers of IRT

Name	Present Position with IRT
Scott F. Schaeffer	Chief Executive Officer
James J. Sebra	Chief Financial Officer and Treasurer
Farrell M. Ender	President

2. Directors of IRT

Name	Present Position/Principal Occupation or Employment
Scott F. Schaeffer	Chief Executive Officer, IRT
William C. Dunkelberg, Ph.D	Retired, former Professor of Economics
Robert F. McCadden	Executive Vice President and Chief Financial Officer, Pennsylvania Real Estate Investment Trust
DeForest B. Soaries, Jr.	Director, Federal Home Loan Bank of New York
Mack D. Pridgen	Former Chairman of the Board of Trade Street Residential, Inc.
Richard H. Ross	Former Chief Executive Officer and President of Trade Street Residential, Inc.
Sharon M. Tsao	Executive Officer, Contemporary Staffing Solutions, Inc.